SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
R.H. Donnelley Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
74955W307

(CUSIP Number of Class of Securities)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 25, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,745,791 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

5,351,131 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,351,131 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%(3)

12	TYPE OF REPORTING PERSON

IN
(1)    Kevin Douglas and his wife, Michelle Douglas, hold 2,300,987 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,444,804 shares.
(2)    Kevin Douglas has dispositive power with respect to 535,114 shares held by James E. Douglas, III and 1,070,226 shares held by the Douglas Family Trust.
(3)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,745,791 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,745,791 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,745,791 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%(2)

12	TYPE OF REPORTING PERSON

IN
(1)    Michelle Douglas and her husband, Kevin Douglas, hold 2,300,987 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,444,804 shares.
(2)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		535,114

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

535,114 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,114 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%(2)

12	TYPE OF REPORTING PERSON

IN
(1)    Kevin Douglas shares dispositive power with respect to 535,114 shares held by James E. Douglas, III.
(2)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,987 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,300,987 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300,987 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%(3)

12	TYPE OF REPORTING PERSON

OO
(1)    Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)    Kevin Douglas and his wife, Michelle Douglas, hold 2,300,987 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust.
(3)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,070,226

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,070,226 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,226 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%(3)

12	TYPE OF REPORTING PERSON

OO
(1)    James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)    Kevin Douglas has dispositive power with respect to 1,070,226 shares held by the Douglas Family Trust.
(3)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

SCHEDULE 13G

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		1,444,804

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,444,804

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,444,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1%(2)

12	TYPE OF REPORTING PERSON

	OO
(1)    Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)    Based on 68,805,374 shares of the Issuer’s common stock outstanding as of July 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008.

     Item 1.
(a)	Name of Issuer: R.H. Donnelley Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1001 Winstead Drive Cary, North Carolina 27513
     Item 2.

(1	)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas, III

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c	)	CITIZENSHIP:
United States

(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $1 per share

(e	)	CUSIP NUMBER:
74955W307

(2	)(a)	NAME OF PERSONS FILING:
K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c	)	CITIZENSHIP:
California

(d	)	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $1 per share

(e	)	CUSIP NUMBER:
74955W307

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership
     Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.
     Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2008	* Kevin Douglas Kevin Douglas

Date: September 4, 2008	* Michelle Douglas

Michelle Douglas

Date: September 4, 2008	* James E. Douglas, III

James E. Douglas, III

K&M Douglas Trust

Date: September 4, 2008	* Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: September 4, 2008	* Michelle Douglas

By: Michelle Douglas
Title: Trustee

Douglas Family Trust

Dated: September 4, 2008	* James E. Douglas, Jr.

By: James E. Douglas, Jr.
Title: Trustee

Date: September 4, 2008	* Jean A. Douglas

By: Jean A. Douglas
Title: Trustee

James Douglas And Jean Douglas
Irrevocable Descendants’ Trust

Date: September 4, 2008	* Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: September 4, 2008	* Michelle Douglas

By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

EXHIBIT A
JOINT FILING AGREEMENT
This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of R.H. Donnelley Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 4, 2008	* Kevin Douglas Kevin Douglas

Date: September 4, 2008	* Michelle Douglas

Michelle Douglas

Date: September 4, 2008	* James E. Douglas, III

James E. Douglas, III

K&M Douglas Trust

Date: September 4, 2008	* Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: September 4, 2008	* Michelle Douglas

By: Michelle Douglas
Title: Trustee

Douglas Family Trust

Dated: September 4, 2008	* James E. Douglas, Jr.

By: James E. Douglas, Jr.
Title: Trustee

Date: September 4, 2008	* Jean A. Douglas

By: Jean A. Douglas
Title: Trustee

James Douglas And Jean Douglas
Irrevocable Descendants’ Trust

Date: September 4, 2008	* Kevin Douglas

By: Kevin Douglas
Title: Trustee

Date: September 4, 2008	* Michelle Douglas By: Michelle Douglas Title: Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

LIMITED POWER OF ATTORNEY FOR
REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934
     The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:
     (1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of R.H. Donnelley Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);
     (2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and
     (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledge that:
     (1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;
     (2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and
     (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.
     The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.
     The undersigned have caused this Limited Power of Attorney to be executed as of this 4th day of September, 2008.

Kevin Douglas

/s/ Kevin Douglas

Michelle Douglas

/s/ Michelle Douglas

James E. Douglas, III

James E. Douglas, III

K&M Douglas Trust

/s/ Kevin Douglas

By: Kevin Douglas
Title: Trustee

/s/ Michelle Douglas

By: Michelle Douglas
Title: Trustee

Douglas Family Trust

/s/ James E. Douglas, Jr.

By: James E. Douglas, Jr.
Title: Trustee

/s/ Jean A. Douglas

By: Jean A. Douglas
Title: Trustee

James Douglas And Jean Douglas
Irrevocable Descendants’ Trust

/s/ Kevin Douglas

By: Kevin Douglas
Title: Trustee

/s/ Michelle Douglas By: Michelle Douglas
Title: Trustee

Celtic Investments Holdings, LLC

/s/ Kevin Douglas By: Kevin Douglas
Title: Manager